

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 24, 2014**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)
1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On April 24, 2014, Meredith Corporation issued a news release reporting earnings for the third fiscal quarter and nine months ended March 31, 2014. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99   Conference call script of conversation with analysts on April 24, 2014, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: April 24, 2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on April 24, 2014, concerning news release of the same date which reported earnings for the third fiscal quarter and nine months ended March 31, 2014.

Exhibit 99




MEREDITH CORPORATION
FISCAL 2014 THIRD QUARTER
INVESTOR CONFERENCE CALL


<u>**Mike Lovell**</u>

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are National Media Group President Tom Harty, and Local Media Group President Paul Karpowicz.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

<u>**Steve Lacy**</u>

Good morning everyone. I hope you have seen our news release issued earlier today detailing our results. Here are some highlights from our third fiscal quarter:

·   **Our Local Media Group delivered record revenue and operating profit performance for a fiscal third quarter.** Growth was driven by higher retransmission-related revenues, along with strong performance from our stations in Nashville, Phoenix and Las Vegas.

·   **We closed on our acquisition of KMOV in St. Louis, the newest addition to our television station portfolio.** KMOV had tremendous viewership and sales momentum when we agreed to buy it in late December, and the station hasn't missed a beat during the transition.

·   **Our National Media business posted strong growth in its non-advertising-related activities, particularly those with direct consumer touchpoints**. This includes circulation and Brand Licensing revenues, both of which were up in the mid-single digits. We also attracted record traffic to our websites for a fiscal third quarter.

·   **Finally, we continued to execute against our successful Total Shareholder Return strategy.** In the quarter, we raised our dividend 6 percent to $1.73 on an annualized basis. Today it's yielding a healthy 4 percent. We also continued to buy back stock, repurchasing approximately 200,000 shares - bringing our year-to-date total to 1.4 million shares.

Early calendar 2014 advertising experienced a slower start across our print, broadcast and digital platforms. The impact of the severe winter weather across most of the country on consumer spending has been widely reported, and we experienced related softness in ad categories such as food and beauty, professional services and furnishings.

That said, we are experiencing a much more positive advertising trend as we enter the fourth quarter of our fiscal 2014. Our local television advertising business is pacing up, demand for our digital inventory is strong, and declines in magazine advertising are moderating. And as a reminder, industry experts have predicted full year calendar 2014 magazine and digital advertising performance will resemble that of calendar 2013. We also expect a significant increase in television advertising from the mid-term elections this coming fall.

Additionally, our ongoing execution of strategies to grow new revenue sources is delivering results. Our branded products continue to perform well at retail, translating to revenue and profit growth for our brand licensing business. In our television business, profit contribution from retransmission fees is at record levels, and continues to grow.

As we've detailed on these calls, at our investor presentations and in one-on-one meetings, we manage our business to produce growth that is sustainable over the long term. And we have a proven track record of outperforming our industries over time.

With that said, we expect to deliver higher revenue and double digit growth in earnings per share for our fiscal fourth quarter of 2014. That's the period we're currently in ending June 30.

Now let's take a closer look at our two major business operations, beginning with our National Media Group.

OPERATING GROUP DISCUSSION

NATIONAL MEDIA GROUP

Fiscal 2014 third quarter performance for our National Media Group was mixed, with declines in print and digital advertising revenues partially offset by growth in circulation and brand licensing revenues.

Starting with advertising performance during the quarter, three categories - food, beauty and financial services - were responsible for more than 75 percent of our total advertising declines. Meredith was not isolated, as the latest data from Publishers Information Bureau reveals the magazine industry as a whole also experienced declines in these categories. The pets, non-prescription drug, and entertainment categories were stronger in our third quarter.

Importantly, we grew our share of magazine advertising revenues in our competitive set by one share point to 40 percent, again according to the most recent data from Publishers Information Bureau.

Our innovative Meredith Sales Guarantee program continues to generate enthusiasm from advertising clients, who are attracted by the average 9 percent sales lift and the 8 to 1 return on investment experienced by past program participants. As you may recall, this program uses independent Nielsen Homescan and Nielsen Catalina data to prove that advertising in Meredith magazines and on our web properties increases retail sales for our advertising clients.

We continue to attract new brands and we are expanding the program to additional media platforms, completing our first digital guarantee during the quarter. In addition, we have expanded the guarantee to new categories as well, such as retail and entertainment.

During the quarter, Meredith was named the Highest Rated Media Company by Advertiser Perceptions for calendar 2013. It is the second time we've received this honor in four years, demonstrating Meredith's strong reputation with our agency and marketing corporate clients. Other recent recipients include Google and ABC television.

We delivered mid-single digit growth in circulation revenues during the third quarter. The gains were driven by the launch of Allrecipes magazine and steps that we have taken to grow its rate base, along with continued solid performance from our parenthood brands and Better Homes and Gardens.

In addition, we continue to execute our successful migration of magazine subscription sales from direct mail to online. We've generated 4.6 million digital orders for print magazine subscriptions so far in fiscal 2014, up nearly 20 percent from a year ago. We're now receiving a third of our net orders from digital sources. This is important because we realize an estimated $5 in incremental operating profit per each digital order over the average life of a subscription as it lowers our subscription acquisition costs and increases our ability to up-sell and cross-sell other products at digital checkout.

Digital traffic to our sites averaged 51 million unique visitors, a record for a fiscal third quarter and our second highest quarterly traffic figure ever. The Meredith Women's Network captured the top spot in comScore's Lifestyle category. This is the first time we have topped the rankings, outdistancing competitors such as Condé Nast Digital and AOL Lifestyle. Additionally, Allrecipes continues to lead in the Food category, averaging more than 32 million monthly unique visitors.

I'll close the National Media Group discussion this morning with an update on our brand licensing activities, which delivered mid-single digit growth in revenues compared to the prior-year period. Our brand licensing business is currently ranked No. 4 in the world by *Global Licensing*, alongside such well-known names as Disney and Hasbro.

Results are being driven by several factors:

- Our line of Better Homes and Gardens-branded merchandise continues to perform well at Walmart stores across the country. Growth is being driven by new arriving styles, along with strong sales of our existing merchandise lines.

- Additionally the Better Homes and Gardens Real Estate program is expanding as our partner, Realogy, is adding franchises and agents. The network now includes more than 250 offices across the United States and Canada and more than 8,300 agents.

- Finally, sales of Better Homes and Gardens-branded floral arrangements created by FTD are growing a double-digit rate, and we're looking forward to strong performance again in the fiscal fourth quarter, driven by the Mother's Day holiday.

Now I'll turn it over to Joe, who will take you through our Local Media Group results and our earnings outlook.

Joe Ceryanec

LOCAL MEDIA GROUP

Thanks Steve. As Steve mentioned, our Local Media Group delivered record revenue and profit performance for a fiscal third quarter. Revenues were up 14 percent - on top of 10 percent growth in the year-ago quarter.

We achieved this primarily through strong growth in retransmission revenues, the result of renewing most of our agreements with subscription television providers during fiscal 2013. Retransmission revenues continue to rise, and that is helping us partially offset the absence of political revenues this fiscal year.

Non-political advertising was up 6 percent during the third quarter, which was helped by one month of KMOV operations, along with gains in the restaurant, home and retail categories.

As we look at ratings, we continued to strengthen our connection with viewers. Nearly all of our stations grew morning news viewership during the most recent February ratings period, with Hartford, Saginaw, Portland and Las Vegas leading their markets. In late news, St. Louis, Portland and Las Vegas were No. 1, while Hartford and Saginaw were No. 1 in sign-on to sign-off.

Meredith Video Studios continues to grow its national syndicated programming and branded entertainment custom video creation business for clients. *The Better Show*, our daily lifestyle and entertainment program, has been renewed for its eighth season show. *The Better Show* is syndicated to over 160 stations nationwide and reaches another 90 million homes via the Hallmark Channel. Meredith Video Studios continued to grow its branded entertainment custom video business, working with clients such as McCormick's, Fisher Price and Lowe's.

Turning to our digital initiatives, advertising revenues from our Local Media websites rose more than 25 percent this past quarter. We are packaging desktop and mobile traffic for advertising clients, and offering clients access to our social media footprint - all of which are helping us deliver continued growth.

As Steve mentioned, we're excited to have KMOV in our portfolio. St. Louis is the nation's 21st largest television market. We now own seven CBS stations in markets including Atlanta, Phoenix and Hartford, and are very familiar with the impact the strong CBS primetime and sports lineup can make in a market. In addition, between KMOV in St. Louis and KCTV in Kansas City, we're well-placed to serve consumers and advertisers across the state of Missouri, as well as in neighboring Illinois and Kansas.

FINANCIAL INFORMATION

Before updating our earnings outlook, as I am sure you saw in our release, our fiscal 2014 third quarter Company results include special items of $13 million net of tax, or $0.29 per share. These items related to three things:

- First, transaction-related expenses resulting from previously announced agreements to purchase broadcast assets;

- Second, selected workforce reductions, including those associated with transitioning *Ladies' Home Journal* to a special interest publication and closing the Company's sales force training practice; and

- And lastly, certain other non-cash items associated with the transition of LHJ and the closing of the sales force training practice.

All the details on the special items are included in the financial tables accompanying our release.

OUTLOOK

Turning to our outlook:

Looking more closely at the fourth quarter of fiscal 2014 compared to the prior-year period, and excluding operating results and transaction expenses related to the pending acquisitions of television stations in Phoenix:

- We expect total company revenues to be up low-single digits;

- Local Media Group revenues to be up high teens;

- National Media Group revenues to be down mid-single digits.

As a result, we expect fourth quarter earnings per share to range from $0.81 to $0.86. As Steve said, we expect to deliver higher revenues and double-digit earnings growth. In fact, this range represents the highest earnings per share for a fourth quarter since our fiscal 2007.   If you add this expected performance to the $1.92 that we generated in the first nine months before special items, we expect fiscal 2014 full year earnings per share to be right at the mid-point of the original $2.60 to $2.95 range that we established at the beginning of fiscal 2014.

Again, these amounts are before special items, and exclude operating results and transaction expenses for the pending acquisition of television stations in Phoenix.

Now I'll turn it back to Steve for some final comments.

Steve Lacy

CONCLUSION

Thanks, Joe.

In conclusion, as we move through calendar 2014, we are aggressively pursuing these parallel paths:

- First, we're working to grow our existing businesses organically.

- Second, we are focused on closing the acquisition of television stations in Phoenix and integrating them into our group.

- Third, we are pursuing opportunities to add to our portfolio in both our National and Local media groups.

- Fourth, we are aggressively managing costs; and

- Finally, we continue to deliver on our Total Shareholder Return Strategy, as highlighted by our dividend increases, share buybacks, and very attractive yield.

And now we'd be happy to answer your questions.